EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2024 Financial Results; Provides Second Quarter 2024 Guidance

Q1 2024 Revenues, EPS and Gross Margin All Exceeded Guidance Range Issued on February 6, 2024
Company Q2 2024 Guidance: Revenues to Increase 8% to 13% QoQ,
Gross Margin is Expected to be 31.5% to 33.5%, Profit per diluted ADS to be 13.0 Cents to 17.0 Cents

  Q1 2024 revenues were $207.6M, a decrease of 8.8% QoQ, exceeding the guidance range of a 9% to 16% decline QoQ. Q1 GM reached 29.3%, outperforming guidance of around 28.5%
  Q1 2024 after-tax profit was $12.5M, or 7.1 cents per diluted ADS, surpassing the guidance range of 2.0 cents to 5.0 cents
  Company’s Q2 2024 revenues to increase 8% to 13% QoQ. GM to be in the range of 31.5% to 33.5%, a notable increase from 29.3% in Q1, primarily because of higher sales from automotive and Tcon businesses, both of which enjoy better gross margin than corporate average. Profit per diluted ADS to be in the range of 13.0 cents to 17.0 cents
  Company announced an annual cash dividend of 29.0 cents per ADS, payable on July 12, 2024, with a payout ratio of 100% of the previous year's profit
  Company believes Q1 sales to be the low point of the year; Q2 sales to pick up, especially in automotive. Business momentum is expected to steadily improve throughout the second half
  Himax remains positive about automotive IC business in second half of the year despite industry headwinds faced by the global automotive industry
  Company’s WiseEye AI enables battery-powered devices with AI sensing for intuitive and intelligent user interactions. Illustrated by DESMAN world’s first smart door lock, which feature 24/7 sentry monitoring and real-time event recordings
  Company’s WiseEye Module features plug-and-play integration with no-code/low-code AI. Adopted in battery-powered parking systems across Asia, as well as applications in fleet management, occupancy sensing, pet tracking, people flow sensing, access control, among others
  At ISC West, Company unveiled WiseEye PalmVein, powered by WiseEye2 AI processor, for ultralow power (merely milliwatts), swift authenticate (< 100 milliseconds), targeting battery-powered access control devices for a small group of authorized individuals
  Company to unveil ultra-luminous, new-generation Color Sequential Front-Lit LCoS Microdisplay at Display Week 2024, with brightness achieving 250,000 nits (2.5x brightness of 2023) with low power (300 milliwatts) and tiny form factor (0.5 c.c). Making stylish and everyday-ready AR glasses become a reality

TAINAN, Taiwan, May 09, 2024 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the first quarter 2024 ended March 31, 2024.

“We believe Q1 will be the low point for this year and see sales starting to pick up in Q2, especially in the automotive sector. With several other upcoming demand catalysts on the horizon, including major sporting events and festival shopping seasons, business momentum is expected to continue to steadily improve throughout the second half,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“The automotive display market is experiencing a megatrend of expanding quantities, sizes, and sophistication of displays within vehicles as fancy displays are increasingly becoming a major selling point for car makers. As the leader in the automotive display IC business, Himax is poised to benefit from this trend, which implies higher content value per vehicle for display semiconductor vendors such as us, leading to sustainable growth slated for the next few years,” concluded Mr. Jordan Wu.

First Quarter 2024 Financial Results

Himax net revenues registered $207.6 million, a decrease of 8.8% sequentially, exceeding its guidance range of a 9% to 16% decline. Gross margin came in at 29.3%, outperforming the guidance of around 28.5%. Q1 profit per diluted ADS was 7.1 cents, surpassing the guidance range of 2.0 cents to 5.0 cents.

Revenue from large display drivers decreased 7.0% sequentially to $31.3 million due to seasonally soft macroeconomic conditions compounded by ongoing production and inventory control measures by Company’s leading panel customers. Consequently, its sales of TV and monitor ICs declined sequentially. However, notebook IC sales saw a nice double-digit increase quarter-over-quarter, as customers accelerated their purchases after several quarters of destocking. Sales of large panel driver ICs accounted for 15.1% of total revenues for the quarter, compared to 14.8% last quarter and 21.7% a year ago.

Small and medium-sized display driver revenue reached $144.3 million, a sequential decline of 11.5%. The better-than-guidance result was fueled by strong sales in DDIC for automotive and OLED tablets. Driven by rush orders for traditional DDIC, Q1 automotive driver sales, encompassing both traditional DDIC and TDDI, experienced a single-digit decline, outperforming the guidance of a mid-teens decline. Meanwhile, automotive TDDI sales continued to defy the industry downturn and increased sequentially thanks to Company’s robust pipeline of design-win projects. The automotive business, including traditional DDIC, TDDI, Tcon, and OLED sales, remained the largest revenue contributor in the first quarter, representing around 46% of total sales. Q1 smartphone IC sales declined sequentially but exceeded guidance, fueled by rush orders from leading customers. Conversely, tablet driver sales declined as expected amidst the typical low season characterized by sluggish demand. The small and medium-sized driver IC segment accounted for 69.5% of total sales for the quarter, compared to 71.6% in the previous quarter and 63.3% a year ago.

First quarter revenues from its non-driver business exceeded guidance, reaching $32.0 million, an increase of 3.4% from the previous quarter. The better-than-expected performance is attributable to a resurgence in orders for large-sized display Tcon products. In the realm of automotive Tcon, the adoption of Company’s automotive local dimming Tcon continues to rapidly expand, as evidenced by increasing number of project awards from numerous Tier-1s for the new vehicle projects of their OEM customers around the world. This sets the stage for robust sales growth in the coming years. Non-driver products accounted for 15.4% of total revenues, as compared to 13.6% in the previous quarter and 15.0% a year ago.

Operating expenses for the first quarter were $50.7 million, a decrease of 3.1% from the previous quarter and a decline of 0.6% from a year ago. Given the persistent macroeconomic headwinds, Himax continues to be diligent with strict budget and expense control measures.

Q1 operating income was $10.0 million or 4.8% of sales, compared to 7.2% of sales for the same period last year and 7.3% of sales last quarter. The decreases in operating margin were primarily driven by lower sales. The sequential decrease was also attributed to lower gross margin. However, Q2 gross margin is on track to rebound from Q1. First-quarter after-tax profit was $12.5 million, or 7.1 cents per diluted ADS, compared to $23.6 million, or 13.5 cents per diluted ADS last quarter, and $14.9 million, or 8.5 cents per diluted ADS in the same period last year.

Balance Sheet and Cash Flow

Himax had $277.4 million of cash, cash equivalents and other financial assets at the end of March 2024, compared to $223.8 million at the same time last year and $206.4 million a quarter ago. The increase in cash balance stemmed primarily from continuous destocking efforts across all major product lines. In Q2, however, cash, cash equivalents, and other financial assets are set to decline primarily due to decreasing sales in the previous two quarters resulting in lower Q1 receivables. In addition, accounts payable is expected to increase as a result of rising Q1 wafer orders placed in preparation for higher shipment volume starting in Q2. Other significant Q2 cash outflows include annual income tax payments as well as refunds to certain customers for deposits made during the industry-wide capacity supply shortage. As of the end of the first quarter, Company had $39.0 million in long-term unsecured loans, of which $6.0 million was the current portion.

The Company’s inventories as of March 31, 2024 were $201.9 million, lower than $217.3 million last quarter, yet another illustration of Company’s successful destocking efforts. Accounts receivable at the end of March 2024 was $212.3 million, down from $235.8 million last quarter and down from $252.2 million a year ago. DSO was 93 days at the quarter end, as compared to 91 days last quarter and 93 days a year ago. First quarter capital expenditures were $2.7 million, versus $15.1 million last quarter and $2.8 million a year ago. The first quarter capex was mainly for R&D related equipment and in-house testers of Himax’s IC design business.

Prior to today’s call, Himax announced an annual cash dividend of 29.0 cents per ADS, totaling $51 million and payable on July 12, 2024, with a payout ratio of 100% of the previous year's profit. The high payout ratio is supported by Himax’s positive business outlook, as it pursues its business objectives and strives for sustainable long-term growth and shareholder value while maintaining a healthy balance sheet.

Outstanding Share

As of March 31, 2024, Himax had 174.7 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total number of ADS outstanding for the first quarter was 175.0 million.

Q2 2024 Outlook

Amid ongoing macroeconomic uncertainty, customer behavior in the display market remains conservative with panel makers continuing to implement strict output control measures amidst the cautious end brand panel procurement environment. Given the limited visibility, customers tend to maintain lean inventory levels and underestimate demand, thereby providing Company with conservative forecasts, accompanied by last-minute order increases. This trend has persisted over the past seven consecutive quarters, including Q1, with Company’s actual sales consistently at the upper end of or exceeding its guidance range. As Himax looks ahead to the second half, even with lean inventory levels, Company anticipates this conservative market sentiment will persist, causing customers to continue to prioritize agility in response to market dynamics. With that being said, Company believes Q1 will be the low point for this year and sees sales starting to pick up in Q2, especially in the automotive sector. With several other upcoming demand catalysts on the horizon, including major sporting events and festival shopping seasons, business momentum is expected to continue to steadily improve throughout the second half.

On the update of the near-term outlook for automotive business, Himax’s largest source of revenues. While many semiconductor vendors and their customers are still going through painstaking destocking processes, Company’s inventory position for automotive sector has become healthy since the end of last year with its panel customers also maintaining low stock levels at present. This is best illustrated by the large quantities of rush orders Company received from panel customers over the last two months, for which it also had to place rush orders to Company’s foundry vendors. Therefore, notwithstanding the recent headwinds faced by the global automotive industry, Himax’s outlook for the automotive display IC business remains positive for the second half of the year.

The automotive display market is experiencing a megatrend of expanding quantities, sizes, and sophistication of displays within vehicles as fancy displays are increasingly becoming a major selling point for car makers. As the leader in the automotive display IC business, Himax is poised to benefit from this trend, which implies higher content value per vehicle for display semiconductor vendors such as us, leading to sustainable growth slated for the next few years. Company’s confidence stems from its dominant design-win pipelines in TDDI and local dimming Tcon, both relatively new and cutting-edge technologies for automotive displays with accelerating volume, a momentum which is expected to carry on over the next few years. This will further solidify its position in the market where Company is already the leader in the traditional DDIC. Moreover, more customers are adopting Himax’s local dimming Tcon, along with TDDI or LTDI, as an integral part of their development platform for crafting new automotive displays, reflecting strong customer loyalty for Himax’s technology and service. Additionally, Company is implementing cost optimization and supplier diversification strategies to enhance supply flexibility and cost-effectiveness, as exemplified by its recent strategic partnership announced with Nexchip for the automotive market.

Himax just declared its annual cash dividend with a payout ratio of 100% of last year’s profit. Company’s decision for the high dividend payout ratio this year underscores its unwavering commitment to shareholder value, even in the face of uncertain macroeconomic conditions. This not only recognizes the ongoing support of Company’s shareholders but also demonstrates Company’s confidence in its financial stability.

Display Driver IC Businesses

LDDIC

In Q2 2024, Himax anticipates a mid-teens sequential increase in large display driver IC revenue, primarily bolstered by customer restocking following several quarters of muted demand, as well as increasing orders from customers preparing for the upcoming shopping festivals. Q2 TV and monitor IC sales are expected to increase single digit and nice double digit, respectively, quarter over quarter. In contrast, notebook IC sales are poised for a decline following strong restocking in the previous quarter.

In the notebook market, a burgeoning trend of AI PC is emerging, prompting demand for display upgrades to include touch-enabled features and/or adoption of OLED displays. Himax offers comprehensive offerings in both LCD and OLED technologies, encompassing DDIC, Tcon, and touch-related products. Look ahead to 2025, the anticipated beginning of replacement cycles, Himax is well-positioned to capitalize on this opportunity with numerous in-cell TDDI projects for mainstream LCD notebooks and DDIC and touch controller for OLED notebooks, some of which poised to enter mass production for leading brands in the second half of this year. Himax believes this will serve as an important growth catalyst for the Company in notebook and elevate its presence in the market.

SMDDIC

Q2 SMDDIC revenue is expected to increase single digit sequentially. Automotive IC revenue is expected to grow high teens sequentially, with sales for both DDIC and TDDI poised for sequential growth, despite recent reports of softening electric vehicle demand. Himax’s leadership position in automotive TDDI remains solid, underscored by the rapidly expanding adoption as demonstrated by more than 450 secured design-win projects, and a continuous influx of new pipeline and design wins across the board. It’s also important to note that only approximately 30% of awarded projects are currently in mass production, as an indication of the potential lucrative growth opportunity Himax believes is yet to be realized. Automotive TDDI sales are anticipated to represent more than 40% of total automotive driver sales in Q2. In contrast, both smartphone and tablet sales are projected to decline quarter over quarter, as consumers prolong their replacement cycles in response to the challenging economic environment. To mitigate these sluggish conditions, Himax has taken steps to improve its cost structure by diversifying its supplier base, to position Himax for a resurgence in demand.

To elaborate further on automotive IC business, where Himax has more than 40% market share. Himax offers the industry's most comprehensive LCD product lineup, which includes traditional DDIC and TDDI technologies alongside cutting-edge LTDI and local dimming Tcon solutions. Moreover, Company is actively expanding and bolstering its footprint in OLED with a comprehensive range of products, covering DDIC, Tcon, and on-cell touch controller while forming strategic alliances with top panel manufacturers in Korea and China. This proactive approach aligns Company with the dynamic transformation of the industry towards increasing adoption of OLED displays for high end vehicles. The inherent flexibility of OLED displays to cater to foldable or curved shapes, along with Company’s outstanding visual performance and low power consumption, opens new horizons for automotive interior displays. Notably, Company’s meticulously engineered OLED on-cell touch controller sets a new standard as it boasts an industry-leading touch signal-to-noise ratio exceeding 45 dB and offers heightened sensitivity, accommodating challenging user conditions such as glove-wearing and wet finger operations.

Himax’s comprehensive solutions in automotive LCD and OLED displays address a broad spectrum of customer preferences and requirements, nurturing robust customer loyalty and fostering collaborations with global panel makers, Tier 1 suppliers, and automobile manufacturers. Company anticipates its automotive business will remain a significant catalyst for its growth moving forward.

On OLED, Company has made significant progress in providing solutions for automotive OLED displays, an area with exciting growth potential. Himax is expanding into other OLED applications such as tablet, notebook, and monitor, through collaborations with leading panel manufacturers in Korea and China featuring a comprehensive offering, covering DDIC, Tcon, and touch controllers. Additional products with new feature enhancements are slated to enter mass production in the second half of 2024. Regarding smartphone OLED, the current slowdown in smartphone market demand has unfortunately necessitated adjustments to Company’s initial timeline. Nonetheless, collaborations with customers in Korea and China persist, with ongoing verification and partnership projects.

Non-Driver Product Categories

Timing Controller (Tcon)

The Company anticipates a notable sequential increase of more than 40% in Tcon sales in Q2, propelled by escalating shipments for Tcon in large-sized displays and automotive. Himax has been devoted to developing panel driver ICs and timing controllers for decades. Company stands as the industry leader in both monitor and automotive Tcons, universally adopted by leading panel makers across the board. In the monitor Tcon sector, Himax excels in the high-end market, especially in gaming, where intricate designs are required for high resolution, high refresh rate, and low latency display performance, crucial for achieving immersive gaming and entertainment experiences. In the automotive Tcon domain, Company’s leading position remains unchallenged, boasting well over one hundred design-win projects, powered by its cutting-edge local dimming technology along with its industry-leading proprietary algorithm. The incorporation of local dimming Tcon not only significantly enhances the display's contrast ratio but also offers improved power efficiency, particularly crucial for EV and larger sized displays. Company’s industry-leading local dimming Tcon solutions support super high frame rates and a wide range of resolutions, from FHD to up to 8K. Himax is encouraged by the rapidly expanding validation and widespread deployment of its solutions, initially in customers’ premium car models which have been expanded into mainstream models worldwide. In the second quarter, automotive Tcon sales are anticipated to grow more than 30% sequentially, representing more than 3% of total sales. From a longer-term perspective, the growing traction of Himax’s local dimming Tcon for automotive is on track to mirror the success of its automotive TDDI over the last couple of years.

WiseEye™ Ultralow Power AI Sensing

Himax’s WiseEye™ Ultralow Power AI Sensing is a cutting-edge endpoint AI integration solution featuring proprietary ultralow power AI processors, always-on CMOS image sensors, and advanced CNN-based AI algorithms. In the rapidly evolving AI landscape, WiseEye AI technology stands out for its expertise in on-device tinyML solutions and unique ultralow power consumption, measuring merely single digit milliwatts. This opens the door for battery-powered endpoint devices to incorporate AI sensing for intuitive and intelligent user interactions, something that would otherwise be impossible without such extremely low power consumption AI. For instance, in smart door locks, which are typically battery-powered devices, China’s leading high end door lock maker DESMAN, harnessing Himax's ultralow power WiseEye AI technology, created the world’s first smart door lock products that feature 24/7 sentry monitoring and real-time event recordings. Himax’s WiseEye total solution for DESMAN boasts an exceptionally low power draw of just 2.2 mW, representing a novel and highly advantageous feature with minimal impact on battery life. The potent AI inherent in WiseEye allows the door lock camera to capture snapshots periodically on a 24/7 basis and, when detecting human presence, immediately start recording while concurrently waking up the door lock’s much higher power consuming main processor. The result is a comprehensive event recording for seamless threat protection that better ensures security while mitigating potential breaches, all achieved with a battery-powered door lock. By working with ecosystem partners and customers, Himax’s is expanding WiseEye AI applications aggressively, covering new areas including, but not limited to, smart home, smart agriculture, automotive, smart office, AMR (Automatic Meter Reading), healthcare and a wide array of other AIoT applications.

To broaden Himax’s market reach and help shorten customer development cycles, Company also offers seamlessly integrated, plug-and-play WiseEye Modules. These modules enable no-code/low-code AI development while providing built-in context-aware AI algorithms which are reprogrammable by the customer. Within a few months after its launch, WiseEye Modules have seen successful adoption in battery-powered parking systems across Asia, as well as applications in fleet management, occupancy sensing, pet tracking, people flow sensing, access control, among others. Moreover, for companies with their own AI expertise, Himax provides hands-on open-source AI frameworks, tool chains, and robust AI models to streamline development efforts and reduce costs and lead time for AI product introduction.

This year at the ISC West, a leading US trade show for the security industry, Himax unveiled WiseEye PalmVein technology, an ultralow power, contactless biometric authentication solution. Powered by the advanced WiseEye2 AI processor, WiseEye PalmVein can swiftly authenticate an individual’s identity in less than 100 milliseconds while consuming mere milliwatts of power. It boasts exceptional accuracy, enhancing security by minimizing the risk of duplication or spoofing through the distinct palm vein patterns unique to every individual. The solution targets battery-powered access control devices for a small group of authorized individuals. Having only launched recently, WiseEye PalmVein technology has already attracted interest for applications such as automotive, door lock, surveillance, laptop, and more. Himax is actively accelerating verification and partnership projects in these areas and are enthusiastic about the potential of Himax’s WiseEye PalmVein authentication that marks a significant breakthrough in the industry.

Optical Related Product Lines / Metaverse

On Himax’s LCoS microdisplay technology. At the upcoming Display Week 2024 in May in San Jose, California, Himax will unveil its groundbreaking ultra-luminous, new-generation Color Sequential Front-Lit LCoS Microdisplay capable of achieving a brightness of up to 250,000 nits. This represents a notable 2.5 fold increase from its predecessor announced at the Display Week 2023, while maintaining low power consumption of just 300 milliwatts. Additionally, thanks to its compact form factor of just 0.5 c.c. in volume when including both illumination optics and the LCoS panel, stylish and everyday-ready AR glasses are becoming a reality. While volume commercialization of AR glasses targeting the general public may still take several years, Company is proud that Himax’s new-generation Color Sequential Front-Lit LCoS stands as the sole viable solution in the marketplace for authentic see-through AR glasses, delivering unparalleled brightness, power consumption, form factor, display quality and mass production readiness. Collaborations with leading tech companies worldwide are on the rise, solidifying Himax’s position as the leader in the field.

For non-driver IC business, the Company expects revenue to increase double digit sequentially in the second quarter.

Second Quarter 2024 Guidance
Net Revenue:	Increase 8% to 13% sequentially
Gross Margin:	31.5% to 33.5%, depending on final product mix
Profit:	13.0 cents to 17.0 cents per diluted ADS

HIMAX TECHNOLOGIES FIRST QUARTER 2024 EARNINGS CONFERENCE CALL
DATE:	Thursday, May 9, 2024
TIME:	U.S.	8:00 a.m. EDT
	Taiwan	8:00 p.m.
WEBCAST:	https://edge.media-server.com/mmc/p/hakp2tpz/
PHONE REGISTRATION:	https://register.vevent.com/register/BIdf3f4197e2b24872ac2c40689e06cff5

If you choose to attend by phone, you need to register first to obtain dial-in numbers for the call. Once registered you will be emailed the dial-ins along with an option to receive a call back at the start of the earnings call. Each registrant will receive a unique personal PIN. A replay of the call will be available beginning two hours after the call. The conference webcast link is https://edge.media-server.com/mmc/p/hakp2tpz/. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through May 9, 2025

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEye™ Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. While Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,772 patents granted and 398 patents pending approval worldwide as of March 31, 2024.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2023 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended March 31,		3 Months Ended December 31,
	2024	2023	2023

Revenues
Revenues from third parties, net	$207,544	$244,191	$227,664
Revenues from related parties, net	6	13	14
	207,550	244,204	227,678

Costs and expenses:
Cost of revenues	146,805	175,609	158,669
Research and development	39,664	39,427	41,088
General and administrative	5,890	6,041	5,831
Sales and marketing	5,162	5,544	5,409
Total costs and expenses	197,521	226,621	210,997

Operating income	10,029	17,583	16,681

Non operating income (loss):
Interest income	2,524	2,327	1,934
Changes in fair value of financial assets at fair value through profit or loss	(7)	41	1,710
Foreign currency exchange gains (losses), net	941	(535)	(1,525)
Finance costs	(1,018)	(1,741)	(1,140)
Share of losses of associates	(221)	(189)	(14)
Other losses	-	-	(1,932)
Other income (expenses)	29	107	(362)
	2,248	10	(1,329)
Profit before income taxes	12,277	17,593	15,352
Income tax expense (benefit)	-	2,938	(7,933)
Profit for the period	12,277	14,655	23,285
Loss attributable to noncontrolling interests	221	272	280
Profit attributable to Himax Technologies, Inc. stockholders	$12,498	$14,927	$23,565

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.072	$0.086	$0.135
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.071	$0.085	$0.135

Basic Weighted Average Outstanding ADS	174,724	174,417	174,724
Diluted Weighted Average Outstanding ADS	175,026	174,794	174,979

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	March 31, 2024	March 31, 2023	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$261,702	$196,286	$191,749
Financial assets at amortized cost	14,334	8,510	12,511
Financial assets at fair value through profit or loss	1,380	19,026	2,117
Accounts receivable, net (including related parties)	212,326	252,155	235,829
Inventories	201,872	335,235	217,308
Income taxes receivable	1,003	35	1,454
Restricted deposit	453,000	369,300	453,000
Other receivable from related parties	136	1,174	69
Other current assets	60,051	106,428	86,548
Total current assets	1,205,804	1,288,149	1,200,585
Financial assets at fair value through profit or loss	21,635	18,264	21,650
Financial assets at fair value through other comprehensive income	1,889	285	1,635
Equity method investments	3,173	6,385	3,490
Property, plant and equipment, net	128,938	124,476	130,109
Deferred tax assets	10,440	11,925	14,196
Goodwill	28,138	28,138	28,138
Other intangible assets, net	851	989	816
Restricted deposit	31	33	32
Refundable deposits	221,886	224,661	222,025
Other non-current assets	20,728	10,981	20,728
	437,709	426,137	442,819
Total assets	$1,643,513	$1,714,286	$1,643,404
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	$6,000	$6,000	$6,000
Short-term secured borrowings	453,000	369,300	453,000
Accounts payable (including related parties)	117,234	135,677	107,342
Income taxes payable	11,071	72,880	15,309
Other payable to related parties	92	2,854	110
Contract liabilities-current	14,739	29,010	17,751
Other current liabilities	116,558	81,941	109,291
Total current liabilities	718,694	697,662	708,803
Long-term unsecured borrowings	33,000	39,000	34,500
Deferred tax liabilities	499	697	520
Contract liabilities-non-current	-	46	-
Other non-current liabilities	14,823	67,466	35,879
	48,322	107,209	70,899
Total liabilities	767,016	804,871	779,702
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	114,982	113,060	114,648
Treasury shares	(5,157)	(5,594)	(5,157)
Accumulated other comprehensive income	(94)	(84)	(180)
Retained earnings	653,007	694,052	640,447
Equity attributable to owners of Himax Technologies, Inc.	869,748	908,444	856,768
Noncontrolling interests	6,749	971	6,934
Total equity	876,497	909,415	863,702
Total liabilities and equity	$1,643,513	$1,714,286	$1,643,404

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2024	2023	2023

Cash flows from operating activities:
Profit for the period	$12,277	$14,655	$23,285
Adjustments for:
Depreciation and amortization	5,471	5,088	5,115
Share-based compensation expenses	358	805	346
Gain on disposals of property, plant and equipment, net	-	-	(368)
Loss on re-measurement of the pre-existing relationships in a business combination	-	-	1,932
Changes in fair value of financial assets at fair value through profit or loss	7	(41)	(1,710)
Interest income	(2,524)	(2,327)	(1,934)
Finance costs	1,018	1,741	1,140
Income tax expense (benefit)	-	2,938	(7,933)
Share of losses of associates	221	189	14
Inventories write downs	4,353	5,503	5,727
Unrealized foreign currency exchange losses (gains)	(868)	1,186	1,517
	20,313	29,737	27,131
Changes in:
Accounts receivable (including related parties)	15,704	8,993	8,163
Inventories	11,083	30,195	36,580
Other receivable from related parties	(67)	50	(29)
Other current assets	2,298	980	(5,682)
Accounts payable (including related parties)	13,202	16,192	(627)
Other payable to related parties	(20)	286	363
Contract liabilities	1,192	(20,111)	(958)
Other current liabilities	(7,780)	(1,288)	3,014
Other non-current liabilities	514	2,351	393
Cash generated from operating activities	56,439	67,385	68,348
Interest received	854	1,455	2,665
Interest paid	(936)	(1,741)	(1,140)
Income tax refunded (paid)	391	(738)	(1,131)
Net cash provided by operating activities	56,748	66,361	68,742

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(2,699)	(2,833)	(15,052)
Proceeds from disposal of property, plant and equipment	-	-	111
Acquisitions of intangible assets	(118)	(11)	(40)
Acquisitions of financial assets at amortized cost	(2,439)	(571)	(4,573)
Proceeds from disposal of financial assets at amortized cost	500	541	784
Acquisitions of financial assets at fair value through profit or loss	(7,488)	(22,222)	(5,375)
Proceeds from disposal of financial assets at fair value through profit or loss	8,163	195	1,645
Acquisitions of financial assets at fair value through other comprehensive income	-	-	(1,379)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
			Three Months Ended December 31,
	Three Months Ended March 31,

	2024	2023	2023
Proceeds from disposal of financial assets at fair value through other comprehensive income	-	-	99
Acquisition of a subsidiary, net of cash increased	-	-	433
Proceeds from capital reduction of investment	-	-	360
Decrease (increase) in refundable deposits	22,217	(64,259)	-
Net cash provided by (used in) investing activities	18,136	(89,160)	(22,987)

Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	71	-	916
Purchases of subsidiary shares from noncontrolling interests	-	-	(9)
Proceeds from short-term unsecured borrowings	-	-	36,932
Repayments of short-term unsecured borrowings	-	-	(37,226)
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	447,100	286,200	427,100
Repayments of short-term secured borrowings	(447,100)	(286,200)	(427,100)
Payment of lease liabilities	(1,148)	(1,179)	(1,244)
Guarantee deposits refunded	(1,868)	-	(5)
Net cash used in financing activities	(4,445)	(2,679)	(2,136)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(486)	183	873
Net increase (decrease) in cash and cash equivalents	69,953	(25,295)	44,492
Cash and cash equivalents at beginning of period	191,749	221,581	147,257
Cash and cash equivalents at end of period	$261,702	$196,286	$191,749